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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 000-55103

TOWER ONE WIRELESS CORP
(Translation of registrant’s name into English)

Suite 600 - 535 Howe Street
Vancouver, BC V6C 2Z4
(604) 559-8051
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Exhibit

99.1	News Release dated February 1, 2016
99.2	News Release dated February 12, 2016
99.3	News Release dated March 5, 2016
99.4	News Release dated March 9, 2016
99.5	Material Change Report dated February 1, 2016
99.6	Material Change Report dated March 11, 2016
99.7	News Release dated March 21, 2016
99.8	News Release dated March 30, 2016
99.9	News Release dated March 31, 2016
99.10	Material Change Report dated March 30, 2016
99.11	Audited Annual Financial Statements
99.12	MD&A
99.13	52-109FV1 Certification of Interim Filing - CFO
99.14	52-109FV1 Certification of Interim Filing - CEO
99.15	News Release dated April 18, 2016
99.16	Material Change Report dated April 18, 2016
99.17	Notice of Meeting
99.18	News Release dated April 27, 2016
99.19	News Release dated May 25, 2016
99.20	Interim Financial Statements
99.21	MD&A
99.22	52-109FV2 Certification of Interim Filing - CFO
99.23	52-109FV2 Certification of Interim Filing - CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tower One Wireless Corp
(Registrant)

Date: March 31, 2017	By:	/s/ Robert Horsely
	Name:	Robert Horsely
	Title:	Chief Executive Officer

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